SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 1
UNITED INVESTORS INCOME PROPERTIES

(Name of Subject Company)
UNITED INVESTORS INCOME PROPERTIES

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     United Investors Income Properties hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, initially filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2008 with respect to a tender offer by MPF Badger Acquisition Co., LLC; MPF DeWaay Fund 6, LLC; MPF DeWaay Premier Fund 4, LLC; MPF ePlanning Opportunity Fund, LP; MPF Senior Note Program II, LP; MP Acquisition Co. 3, LLC; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 2, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Special Fund 8, LLC; MPF Income Fund 24, LLC; MPF Flagship Fund 13, LLC; MPF DeWaay Fund 5, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”) to purchase all of the outstanding units of limited partnership interest (“Units”) of United Investors Income Properties, at a price of $45.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between April 17, 2008 and May 18, 2008, or such other date to which the offer may be extended by the Offerors. The initial offer to purchase Units was being made pursuant to an Offer to Purchase of the Offerors, dated as of April 17, 2008 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the SEC on April 17, 2008. An amended offer to purchase Units, whereby the Offerors extended the expiration date of their offer through June 3, 2008, was made pursuant to a Supplemental Letter to Unit holders, dated May 19, 2008, a copy of which was filed with the SEC on May 19, 2008.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on the General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement provides for payments to affiliates for services and for reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.
     Affiliates of the General Partner receive 5% of gross receipts from both of the Partnership’s properties as compensation for providing property management services. The Partnership paid to such affiliates approximately $18,000 and $16,000 for the three months ended March 31, 2008 and 2007, respectively, and approximately $69,000 and $59,000 for the years ended December 31, 2007 and 2006, respectively.
     An affiliate of the General Partner charged the Partnership for reimbursement of accountable administrative expenses amounting to approximately $12,000 for each of the three months ended March 31, 2008 and 2007 and approximately $50,000 and $40,000 for the years ended December 31, 2007 and 2006, respectively.
     In accordance with the Partnership Agreement, prior to 2007, AIMCO Properties, L.P., an affiliate of the General Partner, advanced funds to the Partnership. During the three months ended March 31, 2007 and years ended December 31, 2007 and 2006, interest on advances, at the rate of prime plus 2%, was approximately $3,000, $8,000 and $3,000, respectively. The entire advance balance was repaid during the third quarter of 2007 with proceeds from the refinancing of the mortgage encumbering Bronson Place Apartments. At March 31, 2008 and

December 31, 2007, there were no advances or associated accrued interest due to AIMCO Properties, L.P. The Partnership may receive additional advances of funds from AIMCO Properties, L.P. although AIMCO Properties, L.P. is not obligated to provide such advances. For more information on AIMCO Properties, L.P., including copies of its audited balance sheet, please see its reports filed with the Securities and Exchange Commission.
     The Partnership insures its properties up to certain limits through coverage provided by Apartment Investment and Management Company (“AIMCO”), which is generally self-insured for a portion of losses and liabilities related to workers’ compensation, property casualty, general liability and vehicle liability. The Partnership insures its properties above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the General Partner. During the three months ended March 31, 2008, the Partnership was charged by AIMCO and its affiliates approximately $15,000 for hazard insurance coverage and fees associated with policy claims administration. Additional charges will be incurred by the Partnership during 2008 as other insurance policies renew later in the year. During the years ended December 31, 2007 and 2006, the Partnership was charged by AIMCO and its affiliates approximately $27,000 and $25,000, respectively, for insurance coverage and fees associated with policy claims administration.
     In addition to its indirect ownership of the General Partner of the Partnership, AIMCO and its affiliates owned 24,498 Units in the Partnership representing 40.12% of the outstanding Units at March 31, 2008. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. AIMCO or its affiliates may acquire additional Units in exchange for cash or a combination of cash and Units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unit holders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the General Partner. As a result of its ownership of 40.12% of the outstanding Units at March 31, 2008, AIMCO and its affiliates are in a position to influence all such voting decisions with respect to the Partnership. Although the General Partner owes fiduciary duties to the limited partners of the Partnership, the General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the General Partner, as general partner, to the Partnership and its limited partners may come into conflict with the duties of the General Partner to AIMCO as its sole stockholder.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of May 23, 2008, a copy of which is attached hereto as Exhibit (a)(3), is incorporated herein by reference.
     The information set forth in the Letter to the Unit holders, dated as of April 30, 2008, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     Not applicable.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Not applicable.
ITEM 8. ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of May 23, 2008, a copy of which is attached hereto as Exhibit (a)(3), is incorporated herein by reference.
     The information set forth in the Letter to the Unit holders, dated as of April 30, 2008, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.
ITEM 9. EXHIBITS.

(a)(2)*	Letter to Unit Holders of the Partnership, dated April 30, 2008.

(a)(3)	Letter to Unit Holders of the Partnership, dated May 23, 2008.

(e)	Not applicable.

(g)	Not applicable.

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 23, 2008

United Investors Income Properties
By:	United Investors Real Estate, Inc., its General Partner

By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President